Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II

Supplement Dated December 19, 2014 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated May 1, 2014, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

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Important Information About Certain Funds Available Under Your Contract

- Effective on or about December 12, 2014, the VY® PIMCO Bond Portfolio will be renamed Voya Aggregate Bond Portfolio and Voya Investment Management Co. LLC will replace Pacific Investment Management Company LLC as subadviser.

- On September 30, 2014, the Integrity Small-Cap Value Fund (formerly known as Munder Veracity Small-Cap Value Fund) was renamed Victory Integrity Small-Cap Value Fund. Accordingly, all references to Integrity Small-Cap Value Fund in your Contract Prospectus and Contract Prospectus Summary is deleted and replaced with Victory Integrity Small-Cap Value Fund.

- The JPMorgan Equity Income Fund investment objective referenced in Appendix V of your Contract Prospectus and Contract Prospectus Summary is deleted in its entirety and replaced with the following:
  Seeks capital appreciation and current income.

Information in your Contract Prospectus and Contract Prospectus Summary regarding the funds referenced above is changed accordingly.

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Global Resources Portfolio.*

Notice of and Important Information About an Upcoming Fund Reorganization

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Global Resources Portfolio (the "Merging Portfolio") with and into the Voya Global Value Advantage Portfolio (the "Surviving Portfolio"). The proposed reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about the close of business on March 6, 2015 (the "Reorganization Date").

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in the Merging Portfolio to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "Transfers" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Portfolio will automatically become an investment in the subaccount that invests in the Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Portfolio will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Portfolio will be automatically allocated to the subaccount that invests in the Surviving Portfolio. See the "Transfers" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-262-3862.

Information about the Voya Global Value Advantage Portfolio. In connection with the upcoming fund reorganization involving the Voya Global Resources Portfolio (Class S), effective on the Reorganization Date, the Voya Global Value Advantage Portfolio (Class S) will be added to your contract as an available investment option. The following chart lists summary information regarding the Voya Global Value Advantage Portfolio and is added to Appendix V in your Contract Prospectus and Contract Prospectus Summary.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Value Advantage Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Important Information Regarding "The Company"

The third paragraph under "The Company" section in your Contract Prospectus and Contract Prospectus Summary and the third paragraph under the "General Information and History" section in you SAI is deleted and replaced with the following:

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING's ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.